

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 24, 2014

Yoav Doppelt
Chief Executive Officer
Kenon Holdings Ltd.
80 Raffles Place #26-01
UOB Plaza 1
Singapore 048624

      Re: Kenon Holdings Ltd.
              Amendment No. 1 to Registration Statement on Form 20-F
              Filed December 19, 2014
              File No. 001-36761

Dear Mr. Doppelt:

We have reviewed your response to our letter dated December 10, 2014 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Material Factors Affecting Results of Operations, page 186

Operating Results, page 203

Other Income, page 215

1. We note from your response to our prior comment 7 that in 2012 and 2013 other income consisted of $31 million and $28 million, respectively, of gains resulting from sale and leaseback transactions in respect of certain of ZIM's containers. As previously requested, please revise your disclosure in this section of MD&A to disclose the nature of these gains that represent the majority of other income recognized during this period. Also, please revise the notes to the financial

Yoav Doppelt
Kenon Holdings Ltd.
December 24, 2014
Page 2

statements to include all disclosures required by IAS 17 regarding sale and leaseback transactions, including disclosure of any unique or unusual provisions of the agreement or terms of the sale and leaseback transactions.

You may contact Kristin Shifflett at (202) 551-3381 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: James A. McDonald, Esq.